                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-73166


                                   Alloy, Inc.



                        5,913,588 Shares of Common Stock


                            ------------------------



      We have prepared this prospectus to allow the selling stockholders we identify to sell up to 5,913,588 shares of our common stock. Certain of the selling stockholders acquired the shares in connection with our acquisitions of Dan's Competition, Inc., Target Marketing & Promotions, Inc., Triple Dot Communications, Inc. or Y-Access, LLC. We will not receive any of the proceeds from the sale of common stock by the selling stockholders pursuant to this prospectus.

      The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices, but they are not required to sell any shares. The price to the public for the shares and the proceeds to the selling stockholders at any time will depend upon the market price of the securities when sold. See "Selling Stockholders" and "Plan of Distribution."


      Our common stock is traded on the Nasdaq National Market under the trading symbol "ALOY." On November 16, 2001, the last reported sale price for the common stock on the Nasdaq National Market was $13.63 per share.




                            ------------------------


                  Investing in our common stock involves risks.
                     See "Risk Factors" beginning on page 2.


                            ------------------------

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.



                   This prospectus is dated November 20, 2001.

                                TABLE OF CONTENTS

                                                                          Page


PROSPECTUS SUMMARY...........................................................1
THE OFFERING.................................................................2
RISK FACTORS.................................................................2
USE OF PROCEEDS..............................................................6
SELLING STOCKHOLDERS.........................................................6
PLAN OF DISTRIBUTION.........................................................8
LEGAL MATTERS................................................................9
EXPERTS......................................................................9
WHERE YOU CAN FIND MORE INFORMATION..........................................9

                               PROSPECTUS SUMMARY


      You must also consult the more detailed financial statements, and notes to financial statements filed with our Annual Report on Form 10-K filed on May 1, 2001 and amended on October 10, 2001, incorporated by reference in this prospectus. This prospectus contains forward-looking statements and actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors as outlined in this prospectus.


                                   Our Company


         Alloy is a multi-channel media company and direct marketer providing community, content and commerce to Generation Y, the approximately 58 million boys and girls between the ages of 10 and 24. Alloy has developed and accumulated a portfolio of recognized brands in this demographic group, which the Census Bureau estimates will grow 19.5% faster than the overall U.S. population and which accounts for more than $250 billion of annual disposable income. Our convergent media model employs an array of integrated online and offline media and marketing assets to connect with the Generation Y market. Through these assets, Alloy is able to sell merchandise directly to the Generation Y market or serve as a conduit for entities seeking to reach this demographic group. Our primary media and marketing assets include our catalogs:
Alloy, CCS and Dan's Comp and the Web sites associated with these catalogs: www.alloy.com, www.ccs.com and www.danscomp.com. Our annual catalog circulation in excess of 45 million gives us a significant media presence in the Generation Y market, as well as a vehicle to sell merchandise in key teen spending categories such as apparel, accessories and action sports equipment. The Web sites promote commerce and serve as gathering places for the Generation Y demographic to interact, share information, and explore interesting and relevant content. Through our catalogs and Web sites, we have accumulated a Generation Y database approaching 8 million names. Marketers use our catalogs and Web sites, along with our magazines, college guides, and advertisement placement capabilities in college and high school newspapers to connect with the youth market through a variety of comprehensive and effective programs. We complement our advertising services with research, consulting, design and event management capabilities to provide full service marketing solutions for our advertising clients.

         Our objective is to become the leading Generation Y-focused convergent media and marketing company. We hope to achieve this objective through the following strategies:

    o Enhance and Acquire Strong Brands. We plan to continue building Alloy as our flagship teen brand known for high quality, Generation Y-focused community, content and commerce for both boys and girls. We plan to continue associating our CCS and Dan's Comp brands with action sports activities, merchandise and lifestyle popular with Generation Y boys. We believe that these brands allow us to build customer loyalty and increase the frequency of contact with members of Generation Y. The success of this strategy depends on our continued ability to understand accurately the needs and interests of our audience.

    o Grow and Monetize our Generation Y Name Database. We intend to increase the size of our name database through increased catalog circulation, marketing via Alloy-owned media assets, selective advertising and acquisitions.


    o Leverage our Relationships with Advertisers. Over the past two years, we have developed larger and more comprehensive advertising programs with companies seeking to reach the growing Generation Y audience. Through internal development and acquisition, we plan to increase the number of our contact points with Generation Y to offer our clients greater and more effective access to their target demographic.

    o Expand Media Reach. We intend to pursue a comprehensive, cross media strategy to serve and interact continuously with members of Generation
        Y. Our catalogs are the centerpiece of this effort, with our Web sites providing current teen-focused community, content and commerce. Our books, college guides, and magazines reach Generation Y members in the offline world, while relationships with other companies allow us to carry selected Web site content onto wireless devices. These relationships have also positioned us to capitalize on commerce and content opportunities in the interactive television space as this medium develops.

    o Make Strategic Acquisitions. We continue to seek opportunities to make strategic acquisitions of businesses and assets that complement or expand our existing core businesses and competencies in an effort to achieve any or all of the four strategic objectives discussed above.

    o Expand Internationally. We believe that significant opportunities exist to address the global adoption of the Internet and the international demand for Generation Y-focused community, content and commerce. The size of Generation Y internationally and the emergence of a global youth culture that is heavily influenced by the U.S. present overseas opportunities. We believe that a presence in these markets will enhance our long-term competitive position. Towards that end, we have translated selected content areas of the www.alloy.com Web site into other languages and circulated CCS catalogs in Japan on a trial basis. We intend to explore further these opportunities to extend the overseas reach of our brands and to create strategic relationships in targeted international markets.

                              RECENT DEVELOPMENTS

         On October 25, 2001, we issued to St. Paul Venture Capital VI, LLC 877,193 shares of common stock upon their voluntary conversion of 1,052,632 shares of our Series A convertible preferred stock.

         On November 1, 2001, we completed the acquisition of all of the stock of Target Marketing Company, Inc., a Massachusetts corporation that provided market research and promotional activities and services targeted at the Generation Y audience. To pay for the acquisition, we issued 204,967 shares of common stock, which are included in the shares being offered by this prospectus. In addition, we agreed to issue additional shares of common stock as an earn-out if Target Marketing's earnings before interest and taxes for the four fiscal quarterly periods and two annual periods beginning November 1, 2001 equal or exceed certain specified targets, subject to an overall limit of $10 million in value of common stock, with the stock valued as of the end of the period for which it is issued. Because we can't know what value our common stock will have, if any, on such dates, we are registering in this prospectus 683,223 shares for potential issuance in connection with the earn-out, which equals $10 million in value at $14.6365, which was the stipulated price per share at which the shares were issued in the acquisition.

         On November 1, 2001, we sold 2.575 million shares of newly issued, unregistered common stock in a private placement to both new institutional investors and existing shareholders for an aggregate purchase price of $32.2 million. Net proceeds of this private placement were approximately $30.1 million and will be used for both acquisitions and general corporate purposes. The shares issued in this private placement are included in the shares being offered by this prospectus.


                             - - - - - - - - - - - -


      Our principal executive offices are located at 151 West 26th Street, 11th Floor, New York, New York 10001. Our telephone number at that location is (212) 244-4307.

                                  THE OFFERING

Common stock offered....................................    5,913,588 shares (1)

Common stock to be outstanding after the offering.......   35,463,941

Use of proceeds.........................................   We will not receive any proceeds from the sale by
                                                           the selling stockholders of our common stock.

Nasdaq National Market symbol for our common stock......   Our common stock is traded on the Nasdaq National
                                                           Market under the symbol "ALOY"

(1) Includes 99,905, 2,081,037 and 204,967 shares of common stock issued in connection with the Rapid Service Company, Dan's Competition and Target Marketing acquisitions, respectively, 79,438 shares issued in connection with the Triple Dot and Y-Access acquisitions and currently held in escrow, 57,259 shares issued as performance payments to the former shareholders of Triple Dot and Y-Access after the closing of those acquisitions, and 683,223 shares being registered for potential issuance under the Target Marketing earn-out. Pursuant to Rule 429 of the Securities Act, as amended, also includes 146,363 shares previously registered with the Commission on Form S-3, filed June 11, 2001 (No. 333-61352).

(2) As of October 31, 2001, the number of shares of common stock to be outstanding after this offering includes the 1,551,282 shares potentially initially issuable upon conversion of our Series B preferred stock and the 809,510 and 307,018 shares potentially initially issuable upon exercise of the warrants issued in connection with the private placements of our Series B and Series A preferred stock, respectively, but does not include, as of October 31, 2001, a total of 8,273,754 shares of common stock, consisting of the following:

      o 5,241,632 shares of common stock underlying options outstanding as of October 31, 2001 at a weighted average exercise price of $12.39 per share;

      o 2,005,235 shares of common stock available for issuance as of October 31, 2001 under our Restated 1997 Employee, Director and Consultant Stock Plan; and

      o 1,026,887 shares registered to satisfy our obligation contained in the registration rights agreement executed in connection with the private placement of our Series B preferred stock and related warrants.


                                  RISK FACTORS


      An investment in our common stock involves a high degree of risk. You should carefuly consider the following risk factors, other information included in this report and information in our periodic reports filed with the SEC. The material risks and uncertainties described below are related to this offering. You should also consider the risks discussed in our annual report filed on Form 10-K with the SEC on May 1, 2001 and amended on October 10, 2001, which relate to our business in general. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected, and you may lose some or all of your investment.

Our stock price may be adversely affected by significant fluctuations in our quarterly operating results.

      Our revenues for the foreseeable future will remain primarily dependent on sales of merchandise appearing in our catalogs and on our Web sites, and secondarily on sponsorship and advertising revenues. We cannot forecast with any degree of certainty the number of visitors to our Web sites, the extent of our merchandise sales or the amount of sponsorship and advertising revenues. We have already experienced the effects of seasonality on our merchandise sales, which are generally lower in the first half of each year. We believe that sponsorship and advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If similar seasonal and cyclical patterns emerge in Internet sponsorship and advertising spending, these revenues may vary significantly based on these patterns.


         Other factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

      o our ability to attract new and repeat visitors to our Web sites and convert them into customers;

      o  price competition;

      o  the level of merchandise returns we experience;

      o unanticipated cost increases or delays in shipping, transaction processing and catalog production;

      o unanticipated delays or cost increases with respect to product introductions;

      o the reduction in consumer spending associated with a general slowdown of the U.S. economy;

      o  the costs, timing and impact of our sales and marketing initiatives;

      o  the costs of integrating businesses we acquire into our company; and

      o the shifting views of consumers on Internet-based commerce and Internet-related companies.

      Because of these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not good indicators of our future performance. If our operating results fall below the expectations of securities analysts and investors in some future periods, then our stock price may decline substantially.

Because we do not plan to pay cash dividends on our common stock, holders of shares of our common stock will not be able to receive any return unless they sell their shares.


      We have never declared cash dividends on our common stock and we do not anticipate declaring and paying cash dividends on our common stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on our common stock will be made by our board from time to time in the exercise of its business judgment, taking into account, among other things, results of operations and financial condition, any then existing or proposed commitments by us for the use of available funds, and our obligations with respect to the holders of any then outstanding indebtedness or preferred stock. In addition, we can't pay dividends on our common stock prior to December 15, 2002 without the prior consent of the holders of our Series B convertible preferred stock. We may in the future issue debt securities or additional series of preferred stock or enter into loan agreements or other agreements that restrict the payment of dividends on, and repurchases of, our common stock.


The substantial number of shares that will become eligible for sale after this offering may cause the market price of our common stock to drop significantly.


      To date we have issued 9,623,749 shares of our common stock to pay for our strategic acquisitions, and we may be required to issue additional shares in connection with earnouts we agreed to in connection with our acquisitions of Triple Dot, Y-Access, CASS Communications and Target Marketing. We anticipate that we will continue to pay for acquisitions by issuing additional shares of common stock for all or part of the acquisition purchase price and in connection with earnouts in connection with some or all of such acquisitions.

      In February 2001, in connection with a private placement of shares of our Series A convertible preferred stock, we issued a warrant to purchase an additional 307,018 shares of our common stock. In June 2001, we sold to eight purchasers in a private placement 1,815 shares of our newly issued Series B convertible preferred stock, which initially are convertible into 1,551,282 shares of our common stock, and at the same time issued a warrant to purchase an additional 502,492 shares of our common stock. These securities, unlike the common stock, provide for protection upon the occurrence of certain stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions. In addition, the shares of Series B preferred stock provide for protection upon the issuance of additional shares of common stock or convertible securities at below specified prices. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise of the affected securities could increase. Subject to our satisfaction of specific conditions, we may redeem the Series A related warrant. If we elect to redeem the warrant, its holder would most likely exercise the warrant because the holder would realize more value if it exercised the warrant than if it permitted us to redeem it. In addition, subject to our satisfaction of specific conditions, we may require that the shares of Series B preferred stock issued in the June 2001 private placement be converted into common stock. As of the date of this prospectus, we are not able to redeem the Series A related warrant or require the holders of the Series B preferred stock to convert their shares into common stock.

We may sell additional shares of common stock, preferred stock and other convertible securities in the future to raise additional capital and your investment may be diluted or lose value as a result.

      The shares we issue in connection with our acquisitions and those issued in the private placement generally are issued with registration rights that require us to register the shares for sale to the public upon request of the holders. Pursuant to such requirements, we have, as of October 31, 2001, registered 15,119,144 shares of common stock for sale to the public by their holders, not including the shares being offered by the prospectus. The occurrence of sales of such shares, or the perception that such sales could occur, could cause the amount of our common stock available, or perceived to be available, to exceed demand, which could cause the market price for our common stock to drop significantly.

Our management and principal stockholders own approximately 41% of our outstanding common stock and could influence most matters requiring approval by our stockholders.


      Our directors, executive officers and four largest stockholders own, in the aggregate, shares of common stock and securities convertible into or exercisable for shares of our common stock representing approximately 41% of the outstanding shares of our common stock, calculated on a fully diluted basis assuming the exercise of all presently exercisable options and warrants and the conversion of all outstanding preferred stock. As a result, these stockholders, acting together, could influence significantly most matters requiring approval by our stockholders. In addition, our restated certificate of incorporation does not provide for cumulative voting with respect to the election of directors, including the election of the members of our board of directors. Such a concentration of ownership could affect the liquidity of, and have an adverse effect on the price of, our common stock, and may have the effect of delaying or preventing an acquisition or change in the control of our company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.



                YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS
                      BECAUSE THEY ARE INHERENTLY UNCERTAIN

      This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding market expectations and opportunities, market share growth and new products and service expectations and capabilities. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially.

      When used in this prospectus, the words "anticipate," "believe," "estimate," "expect" and "intend" and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. Our actual future results may differ significantly from those stated in any forward-looking statements. These statements include statements regarding our ability to: increase revenues, generate multiple revenue streams, increase visitors to our Web sites and build customer loyalty; develop our sales and marketing teams; capitalize on our sales and marketing efforts; capitalize on our promotions, sponsorship, advertising and other revenue opportunities; build the Alloy, CCS and Dan's Comp brand names, as well as the brand names of our other subsidiaries, and develop our on-line community; develop commercial relationships with advertisers and other Web sites; our Web sites' appeal to marketers and users; meet anticipated cash needs for working capital and capital expenditures for the next 24 months; enhance our infrastructure technology, transaction-processing and automation capabilities of our Web sites; increase the efficiency of our supply chain and fulfillment system; expand into international markets; expand and utilize our name database; identify desirable products and to continue to limit our risks of our excess inventory; continue to provide high levels of customer service and support; manage our vendors to maintain our profit margins; identify and integrate potential acquisitions and investments; and contact and successfully market to the increasing Generation Y audience.

      As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect our business, financial condition, operating results and stock price. We do not intend to update any of the forward-looking statements in this report to conform these statements to actual results, unless required by law.

      In evaluating this offering, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on page 2 of this document.

                                 USE OF PROCEEDS

      This prospectus relates to shares of our common stock being offered and sold for the accounts of the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering, but will pay certain expenses related to the registration of the shares of the common stock, and will receive the exercise price if certain of the selling stockholders exercise warrants to obtain shares. See "Plan of Distribution."

                              SELLING STOCKHOLDERS

      Based upon information available to us as of November 7, 2001, the following table sets forth the names of the selling stockholders, the number of shares owned, the number of shares registered by this prospectus and the number and percent of outstanding shares that will be owned after the sale of the registered shares, assuming all of the shares are sold. Except as otherwise set forth in the footnotes to the table, none of the selling stockholders has held any position or office or has had any other material relationship with us or any of our affiliates within the past three years other than as a result of its, his or her ownership of shares of equity securities. Certain selling stockholders may be affiliates of broker-dealers. The information provided in the table and discussions below has been obtained from the selling stockholders. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which he, she or it provided the information regarding the shares beneficially owned, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933.

      Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.


                                                 Shares Beneficially                                     # of Shares after
                                                 Owned Prior to the            Shares being              Completion of this
Name                                                  Offering                    Offered                   Offering (1)
----                                                  --------                    -------                   ------------
Brazos Small Cap Portfolio                             938,700                    400,000                   538,700
Crosslink Crossover Fund III, L.P.(2)                  526,784                     93,750                   433,034
Deephaven Private Placement Trading LTD                 80,000                     80,000                         0
Bryan Cadogan(3)(12)                                   121,335                     92,867                    28,469
Gary Colen(4)(12)                                      176,306                    147,838                    28,469
Daniel E. Duckworth(5)(12)                           1,248,623                  1,248,623                         0
Dianna J. Duckworth(6)(12)                             832,414                    832,414                         0
Elliott Associates, L.P.                               187,400                    160,000                    27,400
Endeavor Asset Management                               25,000                     25,000                         0
Gardner Lewis Fund, L.P. Gardner Lewis Market          102,300                    102,300                         0
Neutral Fund, L.P.                                      19,200                     19,200                         0
Gardner Lewis Offshore Fund, Ltd.                       13,500                     13,500                         0
Gardner Lewis Offshore Market Neutral Fund, Ltd.        26,400                     26,400                         0
Gryphon Master Fund                                     40,000                     40,000                         0
Brian S. Lash(7)(12)                                   195,402                    195,402                         0
Marta L. Loeb(8)(12)                                    25,250                     20,890                     4,360
Offshore Crosslink Crossover Fund III(9)                35,139                      6,250                    28,889
Dwayne Pettigrew(10)(12)                                 8,859                      7,861                       998
Pine Ridge Financial Inc.                              485,400                    400,000                    85,400
Quantico Partners, L.P.                                 40,000                     40,000                         0
Rapid Service Company(12)(13)                           99,905                     99,905                         0
RS Internet Age Fund                                    40,000                     40,000                         0
RS information Age Fund                                 78,300                     78,300                         0
RS Emerging Growth Fund                              1,020,700                    501,700                   519,000
Thomas F. Schneider(11)(12)                            692,788                    692,788                         0
The Seedling Fund, L.P.                                 27,200                     12,000                    15,200
Shepherd Investments International, Ltd.                60,000                     60,000                         0
Slater Equity Partners, L.P.                           156,000                     68,000                    88,000
Stark Trading                                          140,000                    140,000                         0
Stratford Partners, L.P.                                30,000                     30,000                         0
Verizon Master Trust                                   238,600                    238,600                         0

------------------------------------

(1) The numbers assume that the selling stockholders have sold all of the shares offered hereby prior to completion of this Offering.

(2) Includes 320,513 shares underlying Series B convertible preferred stock and 103,821 shares underlying warrants issued in connection with such preferred stock.

(3) Pursuant to Rule 429, includes 48,258 shares previously registered on our Registration Statement on Form S-3 filed with the Commission on June 11, 2001 (File No. 333-61352). Also includes 26,860 shares currently held in escrow. Mr. Cadogan is Chief Operating Officer of our subsidiary, Triple Dot Communications, Inc.

(4) Pursuant to Rule 429, includes 90,892 shares previously registered on our Registration Statement on Form S-3 filed with the Commission on June 11, 2001 (File No. 333-61352). Also includes 39,197 shares currently held in escrow. Mr. Colen is President of our subsidiary, Triple Dot Communications, Inc.

(5)   Mr. Duckworth is President of our subsidiary, Dan's Competition, Inc.

(6) Mrs. Duckworth is Accounting Administrator of our subsidiary, Dan's Competition, Inc.

(7) Includes 6,764 shares currently held in escrow and 150,309 shares which may be issued, if at all, as part of an earn-out if Target Marketing's earnings before interest and taxes exceed certain specified minimums over certain fiscal periods during the two years ended October 31, 2003.

(8) Pursuant to Rule 429, includes 6,198 shares previously registered on our Registration Statement on Form S-3 filed with the Commission on June 11, 2001 (File No. 333-61352). Also includes 6,212 shares currently held in escrow.

(9) Includes 21,368 shares underlying Series B convertible preferred stock and 6,921 shares underlying warrants issued in connection with such preferred stock.

(10) Pursuant to Rule 429, includes 995 shares previously registered on our Registration Statement on Form S-3 filed with the Commission on June 11, 2001 (File No. 333-61352). Also includes 2,173 shares currently held in escrow.

(11) Includes 23,981 shares currently held in escrow and 532,914 shares which may be issued, if at all, as part of an earn-out if Target Marketing's earnings before interest and taxes exceed certain specified minimums over certain fiscal periods during the two years ended October 31, 2003.

(12) Sales of such shares are restricted pursuant to lockup agreements entered into by us with the selling shareholders, as discussed in the text following this table.

(13) Includes 19,981 shares currently held in escrow. Christian G. Strike is a Director and Vice President of Rapid Service Company, and also President of our subsidiary, Strength Publishing, Inc.

      Except as noted in the selling stockholder table, the shares being offered by Messrs. Cadogan and Colen were issued as part of earnouts we agreed to in connection with our acquisition of Triple Dot Communications, Inc. in December 2000 and our acquisition of Y-Access, LLC in January 2001. Except as noted in the selling stockholder table, the shares being offered by Mr. Pettigrew and Ms. Loeb were issued as part of the earnout we agreed to in connection with our acquisition of Y- Access, LLC in January 2001.

      On December 29, 2000, we entered into lockup agreements with Messrs.
Colen and Cadogan to restrict the sale of shares each received in connection with the Triple Dot acquisition. Under the terms of the lockup agreement, each is prohibited from selling the shares he received (a) until 90 days after the effective time of the acquisition with respect to 100% of such shares, (b) until 180 days after the effective time of the acquisition with respect to 75% of such shares, and (c) thereafter until the first anniversary of the effective time of the acquisition with respect to 50% of such shares. The agreements expire on December 29, 2001.

      On January 5, 2001, we entered into lockup agreements with Messrs. Colen, Cadogan and Pettigrew and Ms. Loeb in connection with the Y-Access acquisition. The terms of these lockup agreements are identical to the Triple Dot lockup agreements and they expire on January 5, 2002.

      On February 21, 2001, we entered into a lockup agreement with Rapid Service Company in connection with the acquisition of certain assets from Rapid Service. Under the terms of the lockup agreement, Rapid Service is prohibited from selling any of the shares until February 22, 2002.

      On September 28, 2001, we entered into a lockup agreement with Mr. and Mrs. Duckworth to restrict the sale of shares each received in connection with the Dan's Competition acquisition. Under the terms of the lockup agreement, each is prohibited from selling the shares he or she received (a) with respect to 100% of the shares, until the date of effectiveness of this registration statement, and thereafter (b) no more than one-twelfth (1/12) of the shares originally issued to him or her on a monthly basis until the one year anniversary date of the closing of the acquisition.

      On November 1, 2001, we entered into a lockup agreement with Messrs. Lash and Schneider to restrict the sale of shares each received in connection with the Target Marketing acquisition. Under the terms of the lockup agreement, Messrs. Lash and Schneider are each prohibited from selling (A) the shares each received at the closing of the acquisition (the "Merger Shares") (i) until ninety (90) days after the effective time of the merger (the "Effective Time") with respect to 75% of the Merger Shares; and (ii) until one hundred eighty
(180) days after the Effective Time with respect to 50% of the Merger Shares; and (iii) thereafter until the first anniversary of the Effective Time with respect to 25% of the Merger Shares; and (B) the shares, if any, each may receive as part of the earn-out (the "Performance Shares") until ninety (90) days after the date such Performance Shares, if any, are issued with respect to 50% of the Performance Shares issued on each date.

                              PLAN OF DISTRIBUTION

      The shares of common stock to be sold by the selling stockholders in this offering have been listed on the Nasdaq National Market.

      We are registering the shares offered under this prospectus on behalf of the selling stockholders for resale of such shares from time to time after the date of this prospectus. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the named selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders, subject to reimbursement as described below. We will not receive any proceeds from the sales of shares by the selling stockholders but will receive the exercise price on their exercise of warrants to acquire shares.

      Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions, which may include block transactions, on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions otherwise than on the Nasdaq National Market or in the over-the-counter market, through put or call options transactions relating to the shares whether such options are listed on an options exchange or otherwise, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers.

      In connection with the sale of shares, the selling stockholders may: enter into hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; sell short or deliver shares to close out positions; or loan shares to brokers, dealers or others that may in turn sell such shares.

      The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (that compensation as to a particular broker-dealer might be in excess of customary commissions). One of the selling stockholders, Alan M. Weisman, has agreed to effect all of his shares only through BancBoston Robertson Stephens, Inc. or another securities firm selected by us in our sole discretion.

      The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by those broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

      Because the selling stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.


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

      The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144.

      Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution for an exercise price of $ .01 per share or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. That supplement will disclose

      o the name of the selling stockholder(s) and of the participating broker-dealer(s),

      o  the number of shares involved,

      o  the price at which such shares were sold,

      o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

      o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

      o  other facts material to the transaction.

      We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933.

                                  LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for Alloy by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Certain attorneys at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., beneficially own an aggregate of 3,300 shares of our common stock.

                                     EXPERTS

      The financial statements of Alloy and its subsidiaries as of January 31, 2001, 2000 and 1999, have been incorporated by reference herein in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Common stock is listed and traded on the Nasdaq National Market under the symbol "ALOY."

      This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

      The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares offered by this prospectus:

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


      o Annual Report on Form 10-K for the fiscal year ended January 31, 2001, filed on May 1, 2001 and amended on October 10, 2001;


      o Annual Report on Form 10-K/A for the fiscal year ended January 31, 2001 filed on October 10, 2001;


      o  Definitive Proxy Statement, filed on May 31, 2001;

      o Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001, filed on June 14, 2001;

      o Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001, filed on September 14, 2001;

      o Quarterly Report on Form 10-Q/A for the fiscal quarter ended April 30, 2001, filed on October 18, 2001;

      o Quarterly Report on Form 10-Q/A for the fiscal quarter ended July 31, 2001, filed on October 18, 2001;

      o Quarterly Report on Form 10-Q/A for the fiscal quarter ended July 31, 2001, filed on October 24, 2001;

      o  Current Report on Form 8-K/A, filed on May 14, 2001;

      o  Current Report on Form 8-K, filed on June 21, 2001;

      o  Current Report on Form 8-K, filed on July 10, 2001; and

      o  Current Report on Form 8-K, filed on August 13, 2001;

      o  Current Report on Form 8-K, filed on August 14, 2001;

      o  Current Report on Form 8-K/A, filed on September 14, 2001;

      o  Current Report on Form 8-K/A, filed on October 10, 2001;

      o  Current Report on Form 8-K, filed on October 15, 2001;

      o  Current Report on Form 8-K/A, filed on October 18, 2001;

      o  Current Report on Form 8-K, filed on November 6, 2001;

      o  Current Report on Form 8-K, filed on November 13, 2001;

      o The description of the our common stock contained in "Description of Capital Stock" in the Registration Statement on Form S-1 declared effective by the Commission on May 13, 1999 (File No. 333-74159), including any amendment or report filed for the purpose of updating such description.


         You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address:


                                   Alloy, Inc.
                        151 West 26th Street, 11th Floor
                               New York, NY 10001
                                 (212) 244-4307
                          Attention: Samuel A. Gradess


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